Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-187794

Supplementing the Preliminary Prospectus Supplement dated July 7, 2014 (To Prospectus dated April 8, 2013)

PRICING INFORMATION

The information in this pricing term sheet supplements the Preliminary Prospectus Supplement, dated July 7, 2014 (the “Preliminary Prospectus”), related to Macquarie Infrastructure Company LLC’s offering of its limited liability company interests, and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus.

Issuer:	Macquarie Infrastructure Company LLC
Ticker / Exchange for LLC Interests:	MIC (NYSE)
Trade Date:	July 10, 2014
Closing Date:	July 15, 2014
Price to the Public:	$66.50 per share	$665,000,000 total
Underwriting Discount and Commission:	$2.16125 per share	$21,612,500 total
Proceeds to Macquarie Infrastructure Company LLC:	$64.33875 per share	$643,387,500 total
Macquarie Infrastructure Company LLC increased the size of its concurrent offering of convertible senior notes due July 2019 from $250.0 million in aggregate principal amount ($287.5 million if the underwriters’ option to purchase additional notes is exercised in full) to $305.0 million in aggregate principal amount ($350.0 million if the underwriters’ option to purchase additional notes is exercised in full) (the “Notes Offering”). We expect to use the net proceeds from this offering and the Notes Offering, if consummated, to finance the cash consideration for the IMTT Acquisition, including any related fees and expenses, and to use any remaining proceeds for general corporate purposes. If the IMTT Acquisition is not consummated, we intend to use such net proceeds for general corporate purposes and for fees and expenses related to the IMTT Acquisition that are payable whether or not the IMTT Acquisition is consummated.

This communication is intended for the sole use of the person to whom it is provided by the sender.

The Company has filed a registration statement (including a prospectus, dated April 8, 2013, and a preliminary prospectus supplement, dated July 7, 2014) with the Securities and Exchange Commission, or SEC, for the offering of the Notes. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying Prospectus and the other documents the Company has filed with the SEC for more complete information about the Company and the offering of the Notes. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus can be obtained by contacting Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at 1-888-603-5847 or by email at barclaysprospectus@broadridge.com, from J.P. Morgan, via Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York, 11717, or by telephone at 1-866-803-9204, from Macquarie Capital, Attention: Prospectus Department, 125 West 55th Street, 22nd Floor, New York, NY 10019, or by telephone at 1-888-268-3937, or by email at us.prospectus@macquarie.com, from RBC Capital Markets, 3 World Financial Center, 200 Vesey Street, 8th Floor, New York, New York 10281, Attention: Equity Syndicate, or by telephone at 1-877-822-4089, or by email at equityprospectus@rbccm.com , from SunTrust Robinson Humphrey, 3333 Peachtree Rd., NE, Atlanta, GA 30326, or by telephone at 1-404-926-5744, or by email at STRH.Prospectus@SunTrust.com, or from Wells Fargo Securities, 375 Park Avenue, New York, NY 10152, Attention: Equity Syndicate Dept., or by telephone at 1-800-326-5897, or by email at cmclientsupport@wellsfargo.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of these securities, in any state in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such state.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.